Exhibit 4.1

GAP INC.

SUPPLEMENTAL DEFERRED COMPENSATION PLAN

(Effective January 1, 2006)

McDermott Will & Emery LLP

Chicago

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TABLE OF CONTENTS

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GAP INC.

SUPPLEMENTAL DEFERRED COMPENSATION PLAN

(Effective January 1, 2006)

SECTION 1 INTRODUCTION

1.1 Purpose

The Gap, Inc. (the “Company”) has established the Gap Inc. Supplemental Deferred Compensation Plan (the “Plan”), to provide certain supplemental benefits to a select group of management employees of the Employers under the Plan, and to non-employee members of the Board of Directors of the Company, who contribute materially to the continued growth, development, and future success of the Employers. The Plan is intended to comply with the American Jobs Creation Act of 2004, Code Section 409A, and related guidance. The Plan is intended to constitute an account balance plan (as defined in IRS Notice 2005-1, Q&A-9).

1.2 Effective Date; Plan Year

The Plan is hereby effective January 1, 2006. The Plan is administered on the basis of a Plan Year, as defined in subsection 2.23.

1.3 Plan Administration

As described in Section 11, the Committee shall be the administrator (as that term is defined in Section 3(16)(A) of ERISA) of the Plan and shall be responsible for the administration of the Plan; provided, however, the Committee may delegate all or any part of its powers, rights, and duties under the Plan to such person or persons as it may deem advisable. Any notice or document relating to the Plan which is to be filed with the Committee may be delivered, or mailed by registered or certified mail, postage pre-paid, to the secretary of the Committee, or to any designated Committee representative, in care of the Company, at its principal office.

1.4 Unfunded Nature of Plan

The Plan is an unfunded, nonqualified deferred compensation plan that is intended to qualify for the exemptions provided in Sections 201, 301, and 401 of ERISA. Participants (and their Beneficiaries) shall have only those rights to payments as set forth in the Plan and shall be considered general, unsecured creditors of the Employers with respect to any such rights.

SECTION 2 DEFINITIONS

2.1 Account

“Account” means all notional accounts and subaccounts maintained for a Participant in order to reflect his interest under the Plan, as described in Section 6.

2.2 Accounting Date

“Accounting Date” means each day designated by the Committee as of which the value of an Investment Fund is adjusted for notional deferrals, contributions, distributions, gains, losses, or expenses. To the extent not otherwise designated by the Committee, each Investment Fund will be valued as of each day on which the New York Stock Exchange is open for trading.

2.3 Beneficiary

“Beneficiary” means the person or persons to whom a deceased Participant’s benefits are payable under subsection 9.5.

2.4 Board

“Board” means the Board of Directors of the Company, as from time to time constituted.

2.5 Bonus

“Bonus” means an award of cash contingent upon the achievement of specified performance goals and payable to an Employee in a given year, with respect to the immediately preceding bonus performance period. “Sign-on Bonus” means an award of cash payable to the Employee upon or within a short period of time after date of hire, as determined in accordance with the Company’s compensation policies.

2.6 Bonus Deferrals

“Bonus Deferrals” means the amounts credited to a Participant’s Bonus Deferral Account pursuant to the Participant’s election made in accordance with subsection 4.2.

2.7 Code

“Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such section.

2.8 Committee

“Committee” means the Global Benefits Committee of the Company, as described in Section 11.

2.9 Company

“Company” means The Gap, Inc. or any successor organization or entity that assumes the Plan.

2.10 Compensation

With respect to any Participant who is an Employee, “Compensation” means the Participant’s total remuneration from the Employer which, absent a deferral election under the Plan, would have otherwise been received by the Employee in the taxable year (excluding bonuses and taxable and nontaxable fringe benefits, and excluding overtime and commission payments; provided, however, that Compensation shall include vacation pay and vacation payouts, and all amounts contributed by an Employer pursuant to a salary reduction agreement which are not includable in the Employee’s gross income under sections 125, 132(f), or 402(e)(3) of the Code) payable for pay periods commencing on or after the Effective Date; provided, however, that Compensation shall be determined for these purposes without regard to the dollar limitations in effect for qualified plans under Section 401(a)(17) of the Code. With respect to any Participant who is a non-employee member of the Board, “Compensation” means all cash remuneration which, absent a deferral election under the Plan, would have otherwise been received by the Board member in the taxable year, payable (for Fiscal Year quarters commencing after the Effective Date) to the Board member for service on the Board and on Board committees, including any cash payable for attendance at Board meetings and Board committee meetings, but not including any amounts constituting reimbursements of expenses to Board members.

2.11 Compensation Committee

“Compensation Committee” means the Compensation and Management Development Committee of the Company.

2.12 Compensation Deferrals

“Compensation Deferrals” means the amounts credited to a Participant’s Compensation Deferral Account pursuant to the Participant’s election made in accordance with subsection 4.1.

2.13 Effective Date

“Effective Date” means January 1, 2006.

2.14 Eligible Individual

“Eligible Individual” means each non-employee member of the Board or Employee of an Employer who satisfies the requirements set forth in Section 3. With respect to Employees, “Eligible Individual” does not include any Employee who is employed in a country other than the United States of America (“U.S.”) unless he: (i) has been temporarily transferred to employment with the Employers in a non-U.S. country; (ii) is a citizen or resident alien of the U.S. at the time of the transfer; and (iii) remains on the U.S. payroll.

2.15 Employee

“Employee” means a person who is employed by an Employer, is on the Employer’s regular payroll, and is treated and/or classified by the Employer as a common law employee for purposes of wage withholding for Federal income taxes. If a person is not considered to be an Employee of the Employer in accordance with the preceding sentence, a subsequent determination by the Employer, any governmental agency, or a court that the person is a common law employee of the Employer, even if such determination is applicable to prior years, will not have a retroactive effect for purposes of eligibility to participate in the Plan.

2.16 Employer

“Employer” means The Gap, Inc. and any affiliate or subsidiary of the Company as defined in Subsections 414(b) and (c) of the Code that has adopted the Plan on behalf of its Eligible Individuals with the consent of the Company.

2.17 ERISA

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended. Reference to a specific section of ERISA shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing, or superseding such section.

2.18 Gap Stock Fund

“Gap Stock Fund” means an Investment Fund offered under the Plan having a notional investment return based on the performance of the common stock of the Company, in accordance with rules and procedures established by the Committee.

2.19 Investment Funds

“Investment Funds” means the notional funds or other investment vehicles designated pursuant to subsection 5.1.

2.20 Matching Contributions

“Matching Contributions” means the amounts credited to a Participant’s Matching Contribution Account under the Plan by the Employer, in accordance with subsection 4.3.

2.21 Participant

“Participant” means an Eligible Individual who meets the requirements of Section 3 and elects to make Compensation Deferrals pursuant to Section 4.

2.22 Plan

“Plan” means the Gap Inc. Supplemental Deferred Compensation Plan, as set forth in this instrument and as hereafter amended from time to time.

2.23 Plan Year/Plan Year Quarter/Fiscal Year

“Plan Year” means each 12-month period beginning January 1 and ending the following December 31. “Plan Year Quarter” means each three-month period ending March 31, June 30, September 30 and December 31. “Fiscal Year” means the fiscal year of the Company.

2.24 Retirement

“Retirement” for purposes of this Plan means, with respect to an Employee Participant, the Participant’s separation from service (within the meaning of Section 409A of the Code and the regulations, notices and other guidance thereunder) with the Employers, the Company and any subsidiary or affiliate of the Company as defined in Sections 414(b) and (c) of the Code after attaining age 50, and, with respect to a non-employee Board member Participant, the Participant’s resignation or removal from the Board after attaining age 50.

2.25 Social Security Taxable Wage Base

“Social Security Taxable Wage Base” means the maximum amount of earnings subject to payroll taxes in a given year, as announced annually by the Social Security Administration.

2.26 Spouse

“Spouse” means the person to whom a Participant is legally married under applicable state law at the earlier of the date of the Participant’s death or the date payment of the Participant’s benefits commenced and who is living on the date of the Participant’s death.

2.27 Termination Date

“Termination Date” means, with respect to an Employee Participant, the date on which the Participant has a separation from service with the Employers, the Company and any subsidiary or affiliate of the Company, as determined by the Committee (including death), and, with respect to a non-employee Board member Participant, the date on which the Board member resigns, is removed or otherwise terminates service on the Board (including death).

2.28 Other Definitions

Other defined terms used in the Plan shall have the meanings given such terms elsewhere in the Plan.

SECTION 3 ELIGIBILITY AND PARTICIPATION

3.1 Initial Eligibility

For each Plan Year, each (a) Employee of an Employer who is employed at the level of “director” or higher (as determined by the Committee) and who has Compensation greater than 150% of the Social Security Taxable Wage Base for the prior Plan Year, and (b) non-employee member of the Board shall be an Eligible Individual eligible to participate in the Plan by making a deferral election pursuant to Section 4. An Eligible Individual’s eligibility for any Plan Year shall be determined as of November 1 of the preceding Plan Year, based on the Eligible Individual’s position and Compensation, and on the Social Security Taxable Wage Base in effect on that November 1 date.

With respect to an Employee who first becomes an Eligible Individual (by virtue of a promotion, Compensation increase, commencement of employment with the Employers, or any other reason), the determination of such eligibility shall be based on the Employee’s position and Compensation in effect on the date of such initial eligibility, but shall be based on the Social Security Taxable Wage Base in effect during the preceding Plan Year.

Each Eligible Individual’s decision to become a Participant shall be entirely voluntary. An Eligible Individual who makes a deferral election pursuant to Section 4 shall become a Participant in the Plan.

3.2 Cessation of Participation

If a Participant ceases to be an Eligible Individual, no further Compensation Deferrals, Bonus Deferrals (if applicable) or Matching Contributions (if applicable) shall be credited to the Participant’s Accounts after the end of the Plan Year Quarter following the date the Participant ceases to be eligible (or, if the eligibility determination can be made by the Committee or its designee prior to the end of the Plan Year Quarter, on or as soon as administratively feasible after the date the Participant ceases to be eligible), unless he is again determined to be an Eligible Individual, but the balance credited to his Accounts shall continue to be adjusted for notional investment gains and losses under the terms of the Plan and shall be distributed to him at the time and manner set forth in Section 9. An Employee or Board member shall cease to be a Participant after his Termination Date or other loss of eligibility as soon as his entire Account balance has been distributed.

3.3 Eligibility for Matching Contributions

An Employee Participant who has satisfied the length-of-service requirements necessary to become an “Eligible Employee” under the GapShare 401(k) Plan, and who has made a Compensation Deferral election pursuant to subsection 4.1 herein, shall be eligible to receive Matching Contributions described in subsection 4.3.

SECTION 4 DEFERRALS AND CONTRIBUTIONS

4.1 Compensation Deferrals

Each Plan Year, an Eligible Individual may elect to defer receipt (in increments of one percent) of up to 75 percent (with respect to Employee Eligible Individuals) or 100 percent (with respect to non-employee Board member Eligible Individuals) of his Compensation (or such other percentages as determined by the Committee) earned with respect to pay periods beginning on and after the effective date of the election (or, in the case of non-employee Board member Eligible Individuals, Compensation earned with respect to Fiscal Year quarters beginning on and after the effective date of the election); provided, however, that Compensation earned prior to the date the Participant satisfies the eligibility requirements of Section 3 shall not be eligible for deferral under this Plan. Except as otherwise provided in this subsection, a Participant’s deferral election for a Plan Year under this subsection must be made not later than December 31 of the preceding Plan Year with respect to Compensation earned in payroll periods (or, in the case of non-employee Board member Participants, Fiscal Year quarters) beginning on or after the following January 1 in accordance with rules established by the Committee. . An Employee or non-employee Board member who first becomes an Eligible Individual after the Effective Date (by virtue of a promotion, Compensation increase, commencement of employment with the Employers, commencement of Board service, or any other reason) shall be provided enrollment documents (including deferral election forms) with respect to his Compensation as soon as administratively feasible following such initial eligibility. Such Eligible Individual shall be permitted to defer his Compensation earned in the pay period (as soon as administratively practicable) (or, in the case of non-employee Board members, his Compensation earned in the Fiscal Year quarter) that begins following receipt of his properly completed election forms by the Committee or its designee. Any such deferral election under this subsection must be made within 30 days of the date the Employee or Board Member first becomes an Eligible Individual. If an Eligible Individual does not elect to make Compensation Deferrals during that initial 30-day period, he may not elect to make Compensation Deferrals until the next date determined by the Committee with respect to Compensation earned after the following January 1 (or, in the case of non-employee Board members, with respect to Compensation earned in the Fiscal Year quarter beginning after the following January 1).

An election to make Compensation Deferrals under this subsection 4.1 shall be irrevocable, shall remain in effect through the last pay period commencing in the calendar year to which the election applies (except as provided in subsection 4.4), and shall apply with respect to all Compensation earned for pay periods (or, in the case of non-Employee Board members, for Fiscal Year quarters) commencing in the applicable calendar year to which the election applies. If a Participant fails to make a Compensation Deferral election for a given Plan Year, such Participant’s Compensation Deferral election for that Plan Year shall be deemed to be zero.

4.2 Bonus Deferrals

Each Plan Year, an Eligible Individual who is an Employee may elect to defer receipt (in increments of one percent) of up to 90 percent (or such other percentage as determined by the Committee) of his Bonus for the next following Bonus “performance period” (generally a period of six months or longer, in which the Employee performs the services forming the basis for the Bonus) that begins in the Plan Year following the Plan Year of the Employee’s election. A Participant’s Bonus deferral election with respect to a Plan Year must be made at a time and in a manner determined by the Committee, in its sole discretion, but in no event shall the deferral election be made later than December 31 of the preceding Plan Year. An Employee who first becomes an Eligible Individual during a Plan Year (by virtue of a promotion, Compensation increase, commencement of employment with the Employers, or any other reason), shall not be permitted to make Bonus Deferrals until the December enrollment period next following the date of such initial eligibility, and only with respect to the Bonus performance period beginning after such December enrollment period. Notwithstanding the foregoing, an Employee who first becomes an Eligible Individual by virtue of commencement of employment with the Employers and who is eligible to receive a Sign-on Bonus shall be permitted to defer receipt of up to 90 percent (or such other amount as determined by the Committee) of his Sign-on Bonus into the Plan, but only if he makes such election within 30 days of the date he first becomes an Eligible Individual. In the event that a Participant’s Sign-on Bonus is revoked, rescinded or forfeited in accordance with rules established by the Company, any amount of such Sign-on Bonus deferred into the Plan, adjusted for any notional earnings or losses thereon, shall be forfeited from such Participant’s Account, and shall be applied to offset the Employers’ Matching Contributions required in succeeding Plan Years or shall be returned to the applicable Employer, at the Committee’s discretion. The Committee may establish procedures to limit the Investment Fund options available to a Participant with respect to Sign-on Bonus deferrals.

An election to make Bonus Deferrals under this subsection 4.2 shall be irrevocable and shall remain in effect through the end of the applicable Bonus performance period (except as provided in subsection 4.4). If a Participant fails to make a Bonus Deferral election for a given Plan Year, such Participant’s Bonus Deferral election for that Plan Year shall be deemed to be zero.

4.3 Matching Contributions

Matching Contributions shall be credited to the Matching Contribution Accounts of Employee Participants who have satisfied the requirements of subsection 3.3 and in accordance with the requirements of this subsection 4.3. The amount of any such Matching Contribution with respect to a Participant shall be equal to the Participant’s Compensation Deferrals, but in no event greater than 4% of such amount of the Participant’s Compensation (earned while the Participant satisfies the eligibility requirements under Section 3 of the Plan and under the GapShare 401(k) Plan) that exceeds the annual compensation limits provided under Code Section 401(a)(17) ($220,000 in 2006).

Any Matching Contributions made on behalf of Employee Participants under this Plan shall be credited to such Employee Participants’ Matching Contribution Accounts on an annual basis, as soon as administratively feasible after December 31 of the Plan Year, but only with respect to Employee Participants employed by an Employer on the last day of the applicable Plan Year. Notwithstanding the foregoing, Matching Contributions will also be payable as described in this subsection 4.3 to Participants not employed on the last day of the applicable Plan Year if, as of that date, the Participant is on an Employer’s payroll pursuant to a severance pay arrangement, or the Participant retired from service from the Employers in the applicable Plan Year after attaining age 60 with ten (10) years of service (as determined under the GapShare 401(k) Plan).

4.4 No Election Changes During Plan Year

A Participant shall not be permitted to change or revoke his deferral elections, except that, if a Participant’s status changes such that he becomes ineligible for the Plan, the Participant’s deferrals under the Plan shall cease as described in subsection 3.2.

4.5 Crediting of Deferrals

The amount of deferrals pursuant to subsections 4.1 and 4.2 shall be credited to the Participant’s Accounts as of a date not later than 15 business days after the date on which the amount (but for the deferral) otherwise would have been paid to the Participant.

4.6 Reduction of Deferrals or Contributions

Any deferrals or contributions to be credited to a Participant’s Account under this Section may be reduced by an amount equal to the Federal or state income, payroll, or other taxes required to be withheld on such deferrals or contributions or to satisfy any necessary employee welfare plan contributions. A Participant shall be entitled only to the net amount of such deferral or contribution (as adjusted from time to time pursuant to the terms of the Plan).

SECTION 5 NOTIONAL INVESTMENTS

5.1 Investment Funds

The Committee may designate, in its discretion, one or more Investment Funds for the notional investment of Participants’ Accounts. The Committee, in its discretion, may from time to time establish new Investment Funds or eliminate existing Investment Funds. An Investment Fund will be offered that consists of a notional investment in a Gap Stock Fund, as defined in subsection 2.18. The Investment Funds are for recordkeeping purposes only and do not allow Participants to direct any Company assets (including, if applicable, the assets of any trust related to the Plan). Each Participant’s Accounts shall be adjusted pursuant to the Participant’s notional investment elections made in accordance with this Section 5, except as otherwise determined by the Committee in its sole discretion.

5.2 Investment Fund Elections

A Participant may elect from among the Investment Funds for the notional investment of his Accounts from time to time in accordance with procedures established by the Committee. The Committee, in its discretion, may adopt (and may modify from time to time) such rules and procedures as it deems necessary or appropriate to implement the notional investment of the Participant’s Accounts. Such procedures may differ among Participants or classes of Participants, as determined by the Committee in its discretion. The Committee may limit, delay or restrict the notional investment of certain Participants’ Accounts in accordance with Committee rules in order to comply with Company policy and applicable law or to minimize regulated filings and disclosures. Any deferred amounts subject to a Participant’s investment election that must be so limited, delayed or restricted under such circumstances may be notionally invested in an Investment Fund designated by the Committee, or may be credited with earnings at a rate determined by the Committee, which rate may be zero. A Participant’s notional investment election shall remain in effect until later changed in accordance with the rules of the Committee. If a Participant does not make a notional investment election, all deferrals by the Participant and contributions on his behalf will be deemed to be notionally invested in the Investment Fund designated by the Committee for such purpose.

5.3 Investment Fund Transfers

A Participant may elect that all or a part of his notional interest in an Investment Fund shall be transferred to one or more of the other Investment Funds. A Participant may make such notional Investment Fund transfers in accordance with rules established from time to time by the Committee, and in accordance with subsection 5.2.

SECTION 6 ACCOUNTING

6.1 Individual Accounts

The Committee will maintain in the name of each Participant, as applicable, the following Accounts, and any subaccounts under such Accounts deemed necessary or advisable by the Committee from time to time:

(a)	Compensation Deferral Account. A Compensation Deferral Account to reflect the Participant’s Compensation Deferrals and the notional gains, losses, expenses, appreciation and depreciation attributable thereto.

(b)	Bonus Deferral Account. A Bonus Deferral Account to reflect the Participant’s Bonus Deferrals, if applicable, and the notional gains, losses, expenses, appreciation and depreciation attributable thereto.

(c)	Matching Contribution Account. A Matching Contribution Account to reflect the Matching Contributions credited on behalf of the Participant, if applicable, and the notional gains, losses, expenses, appreciation and depreciation attributable thereto.

The Committee may establish such rules and procedures relating to the maintenance, adjustment, and liquidation of Participants’ Accounts, the crediting of deferrals and contributions and the notional gains, losses, expenses, appreciation, and depreciation attributable thereto, as it considers necessary or advisable. In addition to the Accounts described above, the Committee may maintain other Accounts or subaccounts in the names of Participants or otherwise as the Committee considers necessary or desirable.

6.2 Adjustment of Accounts

Pursuant to rules established by the Committee and applied on a uniform basis, Participants’ Accounts will be adjusted on each Accounting Date, except as provided in Section 9, to reflect the value of the various Investment Funds as of such date, including adjustments to reflect any deferrals and contributions, notional transfers between Investment Funds, and notional gains, losses, expenses, appreciation, or depreciation with respect to such Accounts since the previous Accounting Date. The “value” of an Investment Fund at any Accounting Date shall be based on the fair market value of the Investment Fund, as determined by the Committee.

6.3 Accounting Methods

The accounting methods or formulae to be used under the Plan for purposes of monitoring Participants’ Accounts, including the calculation and crediting of notional gains, losses, expenses, appreciation, or depreciation, shall be determined by the Committee in its sole discretion. The accounting methods or formulae selected by the Committee may be revised from time to time.

6.4 Statement of Account

At such times and in such manner as determined by the Committee, but at least annually, each Participant will be furnished with a statement reflecting the condition of his Accounts.

SECTION 7 VESTING

A Participant shall be fully vested at all times in his Compensation Deferral Account, Bonus Deferral Account (if applicable) and Matching Contribution Account (if applicable), except as otherwise provided in subsection 4.2 with respect to Sign-on Bonuses, which are subject to a one-year vesting period.

Neither the Committee nor the Employers in any way guarantee the Participant’s Account balance from loss or depreciation. Notwithstanding any provision of the Plan to the contrary, the Participant’s Account balance is subject to Section 8.

SECTION 8 FUNDING

No Participant or other person shall acquire by reason of the Plan any right in or title to any assets, funds, or property of the Employers whatsoever, including, without limiting the generality of the foregoing, any specific funds, assets, or other property of the Employers. Benefits under the Plan are unfunded and unsecured. A Participant shall have only an unfunded, unsecured right to the amounts, if any, payable hereunder to that Participant. The Employers’ obligations under this Plan are not secured or funded in any manner, even if the Company elects to establish a trust with respect to the Plan. Even though benefits provided under the Plan are not funded, the Company may establish a trust to assist in the payment of benefits. All investments under this Plan are notional and do not obligate the Employers (or their delegatees) to invest the assets of the Employers or of any such trust in a similar manner.

SECTION 9 DISTRIBUTION OF ACCOUNTS

9.1 Distribution of Accounts Prior to Retirement Date

With respect to any Participant who has a Termination Date that precedes his Retirement date, an amount equal to the Participant’s Accounts (including the Compensation Deferral Account, the Bonus Deferral Account, the Matching Contribution Account, and all notional earnings thereon) shall be distributed to the Participant (or, in the case of the Participant’s death, to the Participant’s Beneficiary), in the form of a single lump sum payment. Subject to Section 9.3 hereof, distribution of a Participant’s Accounts shall be made by the end of the calendar year in which occurs the Participant’s Termination Date, or such later date as shall be administratively feasible for the Committee to make such payment. Notwithstanding any provision of the Plan to the contrary, for purposes of this Subsection, a Participant’s Accounts shall be valued as of an Accounting Date as soon as administratively feasible preceding the date such distribution is made, in accordance with rules established by the Committee.

Notwithstanding the foregoing:

(a) In-Service Distribution Elections. A Participant who is an Employee may elect, in accordance with this Subsection, a distribution date for his Bonus Deferral and Compensation Deferral Accounts that is prior to his Termination Date (an “in-service distribution”). A Participant’s election of an in-service distribution date must: (i) be made at the time of his Bonus and Compensation Deferral election for a Plan Year; (ii) apply only to amounts deferred pursuant to that election; and (iii) be irrevocable. A Participant may elect a separate in-service distribution date with respect to a particular Plan Year’s Bonus Deferrals and with respect to a particular Plan Year’s Compensation Deferrals, provided that the applicable in-service distribution date may not be earlier than five (5) years following the Plan Year in which the applicable Bonus and/or Compensation would have been paid absent the deferral, or as further determined or limited in accordance with rules established by the Committee. In no event shall a Participant be permitted to elect an in-service distribution of his Matching Contribution Account.

(b) Board Compensation Deferrals. A Participant who is a non-employee Board member may elect, in accordance with Section 4, to elect a distribution date for his Compensation Deferral Account for any Plan Year that is prior to his Termination Date. A Participant’s election of a date under this subsection (b) must: (i) be made at the time of his Compensation Deferral election for a Plan Year; (ii) apply only to amounts deferred pursuant to that election; and (iii) be irrevocable. Such in-service distribution date must not be earlier than five (5) years following the Plan Year in which such Compensation would have been paid to him absent the deferral, or as further determined or limited in accordance with rules established by the Committee.

Payments made pursuant to an in-service distribution election shall be made by the end of the calendar year in which the payment was elected to be made, or such later date as shall be administratively feasible for the Committee to make such payment. For purposes of such payment, the value of the Participant’s Accounts for the applicable Plan Year shall be determined as of an Accounting Date preceding the date that such distribution is made, in accordance with rules established by the Committee. In the event a Participant’s Termination Date occurs prior to the date the Participant had previously elected to have an in-service distribution payment made to him, such amount shall be paid to the Participant in a single lump sum in accordance with this subsection 9.1.

9.2 Distribution of Accounts After Retirement Date

A Participant may elect to receive payments from his Accounts in the form of a single lump sum, as described in Section 9.1, or in annual installments for 5, 10, or 15 years. Such election shall not be effective if the Participant’s Termination Date occurs before he reaches his Retirement date (age 50) . To the extent a Participant fails to make an election, the Participant shall be deemed to have elected to receive his distribution for that Plan Year in the form of a single lump sum. A Participant may make a separate election with respect to his Bonus Deferrals for each Plan Year (as adjusted for gains and losses thereon) that provides for a different method of distribution from the method of distribution he elects with respect to his Compensation Deferrals (as adjusted for gains and losses thereon) for that Plan Year. The Participant’s Matching Contributions Account attributable to such Plan Year, if any (as adjusted for gains and losses thereon), shall be distributed in the same manner as his Compensation Deferral Account for such Plan Year.

(a)	Installment Elections. A Participant will be required to make his distribution election prior to the commencement of each Plan Year.

(b)	Installment Payments. The first installment payment shall be made by the end of the calendar year in which occurs the Participant’s Retirement Date or death, or such later date as shall be administratively feasible for the Committee to make such payment. Succeeding payments shall be made by the end of each succeeding calendar year, or as soon as administratively feasible for the Committee to make such payment. The amount to be distributed in each installment payment shall be determined by dividing the value of the Participant’s Accounts as of an Accounting Date preceding the date of each distribution by the number of installment payments remaining to be made, in accordance with rules established by the Committee. In the event of the death of the Participant prior to the full payment of his Accounts, payments will continue to be made to his Beneficiary in the same manner and at the same time as would have been payable to the Participant, but substituting the Participant’s date of death for the Participant’s Retirement Date.

9.3 Key Employees

Notwithstanding anything herein to the contrary, and subject to Code Section 409A, payment shall not be made or commence as a result of the Participant’s Termination Date to any Participant who is a key employee (defined below) before the date that is not less than six months after the Participant’s Termination Date. For this purpose, a key employee includes a

“key employee” (as defined in Proposed Treasury Regulation Section 1.409A-1(i)) during the entire 12-month period determined by the Committee ending with the annual date upon which key employees are identified by the Committee, and also including any Employee identified by the Committee in good faith with respect to any distribution as belonging to the group of identified key employees, regardless of whether such Employee is subsequently determined by the Employer, any governmental agency, or a court not to be a key employee.

9.4 Mandatory Cash-Outs of Small Amounts

If the value of a Participant’s total Accounts equals $10,000 or less at his Termination Date (or his death), or at any time thereafter, the Accounts will be paid to the Participant (or, in the event of his death, his Beneficiary) in a single lump sum, notwithstanding any election by the Participant otherwise. Payments made on account of the Participant’s Termination Date shall be made on or before the later of (a) the last day of the Plan Year in which the Participant’s Termination Date occurs, or (b) two and one-half months after the Participant’s Termination Date (except as otherwise provided in subsection 9.3).

9.5 Designation of Beneficiary

Each Participant from time to time may designate any individual, trust, charity or other person or persons to whom the value of the Participant’s Accounts will be paid in the event the Participant dies before receiving the value of all of his Accounts. A Beneficiary designation must be made in the manner required by the Committee for this purpose. Primary and secondary Beneficiaries are permitted. A married participant designating a Beneficiary other than his Spouse must obtain the consent of his Spouse to such designation (in accordance with rules determined by the Committee). Payments to the Participant’s Beneficiary(ies) shall be made in accordance with subsection 9.1, 9.2 or 9.4, as applicable, after the Committee has received proper notification of the Participant’s death.

A Beneficiary designation will be effective only when the Beneficiary designation is filed with the Committee while the Participant is alive, and a subsequent Beneficiary designation will cancel all of the Participant’s Beneficiary designations previously filed with the Committee. Any designation or revocation of a Beneficiary shall be effective as only if it is received by the Committee. Once received, such designation shall be effective as of the date the designation was executed, but without prejudice to the Committee on account of any payment made before the change is recorded by the Committee. If a Beneficiary dies before payment of the Participant’s Accounts have been made, the Participant’s Accounts shall be distributed in accordance with the Participant’s Beneficiary designation and pursuant to rules established by the Committee. If a deceased Participant failed to designate a Beneficiary, or if the designated Beneficiary predeceases the Participant, the value of the Participant’s Accounts shall be payable to the Participant’s Spouse or, if there is none, to the Participant’s estate, or in accordance with such other equitable procedures as determined by the Committee.

9.6 Reemployment

If a former Participant is rehired by an Employer, the Company or any affiliate or subsidiary of the Company described in Section 414(b) and (c) of the Code, regardless of whether he is rehired as an Eligible Individual (with respect to an Employee Participant), or a former Participant returns to service as a Board member, any payments being made to such Participant hereunder by virtue of his previous Termination Date shall cease. Upon such Participant’s subsequent Termination Date, his payments shall again commence in the form previously elected by such Participant in accordance with this Section 9. If a former Participant is rehired by the Employer (with respect to an Employee Participant) or returns to service as a Board member, and in either case any payments to be made to the Participant by virtue of his previous Termination Date have not been made or commenced, such Participant shall no longer be entitled to such payments until his subsequent Termination Date.

9.7 Special Distribution Rules

Except as otherwise provided herein and in Section 12, Account balances of Participants in this Plan shall not be distributed earlier than the applicable date or dates described in this Section 9. Notwithstanding the foregoing, in the case of payments: (i) the deduction for which would be limited or eliminated by the application of Section 162(m) of the Code; (ii) that would violate securities or other applicable laws; or (iii) that would violate loan covenants or other contractual terms to which an Employer is a party, where such a violation would result in material harm to an Employer; the payment may be delayed in the discretion of the Committee. In the case of a payment described in (i) above, the payment must be deferred either to a date in the first year in which the Committee reasonably anticipates that a payment of such amount would not result in a limitation of a deduction with respect to the payment of such amount under Section 162(m), or the year in which the Participant’s Termination Date occurs. In the case of a payment described in (ii) or (iii) above, payment will be made in the first calendar year in which the Committee reasonably anticipates that the payment would not violate loan or other similar contractual terms, the violation would not result in material harm to an Employer, or the payment would not result in a violation of securities or other applicable laws. Payments intended to pay employment taxes or payments made as a result of income inclusion of an amount in a Participant’s Accounts as a result of a failure to satisfy Section 409A of the Code shall be permitted at the Committee’s discretion at any time and to the extent provided in Proposed Treasury Regulations under Section 409A of the Code and IRS Notice 2005-1, Q&A-15, and any applicable subsequent guidance. “Employment taxes” shall include Federal Income Contributions Act (FICA) tax imposed under Sections 3101 and 3121(v)(2) of the Code on compensation deferred under the Plan (the “FICA Amount”), the income tax imposed under Section 3401 of the Code on the FICA Amount, and to pay the additional income tax under Section 3401 of the Code attributable to the pyramiding Section 3401 wages and taxes.

SECTION 10 GENERAL PROVISIONS

10.1 Interests Not Transferable

The interests of persons entitled to benefits under the Plan are not subject to their debts or other obligations and, except as may be required by the tax withholding provisions of the Code or any state’s income tax act, may not be voluntarily or involuntarily sold, transferred, alienated, assigned, or encumbered. A Participant’s interest in the Plan is not transferable pursuant to a qualified domestic relations order.

10.2 Employment Rights

The Plan does not constitute a contract of employment, and participation in the Plan shall not give any Employee the right to be retained in the employ of an Employer, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. The Employers expressly reserve the right to discharge any Employee at any time.

10.3 Litigation by Participants or Other Persons

If a legal action begun against the Committee (or any member or former member thereof), an Employer, or any person or persons to whom an Employer or the Committee has delegated all or part of its duties hereunder, by or on behalf of any person results adversely to that person, or if a legal action arises because of conflicting claims to a Participant’s or other person’s benefits, the cost to the Committee (or any member or former member thereof), the Employers or any person or persons to whom the Employer or the Committee has delegated all or part of its duties hereunder of defending the action shall be charged to the extent permitted by law to the sums, if any, which were involved in the action or were payable to the Participant or other person concerned.

10.4 Evidence

Evidence required of anyone under the Plan may be by certificate, affidavit, document, or other information which the person acting on it considers pertinent and reliable, and signed, made, or presented by the proper party or parties.

10.5 Waiver of Notice

Any notice required under the Plan may be waived by the person entitled to such notice.

10.6 Controlling Law

Except to the extent superseded by laws of the United States, the laws of the State of California shall be controlling in all matters relating to the Plan.

10.7 Statutory References

Any reference in the Plan to a Code section or a section of ERISA, or to a section of any other Federal law, shall include any comparable section or sections of any future legislation that amends, supplements, or supersedes that section.

10.8 Severability

In case any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if such illegal and invalid provision had never been set forth in the Plan.

10.9 Action By the Company, the Employers or the Committee

Any action required or permitted to be taken by the Company or any of the Employers under the Plan shall be by resolution of its board of directors, by resolution or other action of a duly authorized committee of its board of directors, or by action of a person or persons authorized by resolution of its board of directors or such committee. Any action required or permitted to be taken by the Committee under the Plan shall be by resolution or other action of the Committee or by a person or persons duly authorized by the Committee.

10.10 Headings and Captions

The headings and captions contained in this Plan are inserted only as a matter of convenience and for reference, and in no way define, limit, enlarge, or describe the scope or intent of the Plan, nor in any way shall affect the construction of any provision of the Plan.

10.11 Gender and Number

Where the context permits, words in the masculine gender shall include the feminine and neuter genders, the singular shall include the plural, and the plural shall include the singular.

10.12 Examination of Documents

Copies of the Plan and any amendments thereto are on file at the office of the Company where they may be examined by any Participant or other person entitled to benefits under the Plan during normal business hours.

10.13 Elections

Each election or request required or permitted to be made by a Participant (or a Participant’s Spouse or Beneficiary) shall be made in accordance with the rules and procedures established by the Committee and shall be effective as determined by the Committee. The Committee’s rules and procedures may address, among other things, the method and timing of any elections or requests required or permitted to be made by a Participant (or a Participant’s Spouse or Beneficiary).

10.14 Manner of Delivery

Each notice or statement provided to a Participant shall be delivered in any manner established by the Committee and in accordance with applicable law, including, but not limited to, electronic delivery.

10.15 Facility of Payment

When a person entitled to benefits under the Plan is a minor, under legal disability, or, in the Committee’s opinion, is in any way incapacitated so as to be unable to manage his financial affairs, the Committee may cause the benefits to be paid to such person’s guardian or legal representative. If no guardian or legal representative has been appointed, or if the Committee so determines in its sole discretion, payment may be made to any person as custodian for such individual under the California Uniform Transfers to Minors Act or other applicable state law, or to the legal representative of such person for such person’s benefit, or the Committee may direct the application of such benefits for the benefit of such person. Any payment made in accordance with the preceding sentence shall be a full and complete discharge of any liability for such payment under the Plan.

10.16 Missing Persons

The Employers and the Committee shall not be required to search for or locate a Participant, Spouse, or Beneficiary. Each Participant, Spouse, and Beneficiary must file with the Committee, from time to time, in writing the Participant’s, Spouse’s, or Beneficiary’s post office address and each change of post office address. Any communication, statement, or notice addressed to a Participant, Spouse, or Beneficiary at the last post office address filed with the Committee, or if no address is filed with the Committee, then in the case of a Participant, at the Participant’s last post office address as shown on the Employer’s records, shall be considered a notification for purposes of the Plan and shall be binding on the Participant and the Participant’s Spouse and Beneficiary for all purposes of the Plan.

If the Committee is unable to locate the Participant, Spouse, or Beneficiary to whom a Participant’s Accounts are payable, the Participant’s Accounts shall be frozen as of the date on which distribution would have been completed under the terms of the Plan, and no further notional investment returns shall be credited thereto.

If a Participant whose Accounts were frozen (or his Beneficiary) files a claim for distribution of the Accounts within 7 years after the date the Accounts are frozen, and if the Committee determines that such claim is valid, then the frozen balance shall be paid by the Company to the Participant or Beneficiary in a lump sum cash payment as soon as practicable thereafter. If the Committee notifies a Participant, Spouse, or Beneficiary of the provisions of this Subsection, and the Participant, Spouse, or Beneficiary fails to claim the Participant’s, Spouse’s, or Beneficiary’s benefits or make such person’s whereabouts known to the Committee within 7 years after the date the Accounts are frozen, the benefits of the Participant, Spouse, or Beneficiary may be disposed of, to the extent permitted by applicable law, by one or more of the following methods:

(a)	By retaining such benefits in the Plan.

(b)	By paying such benefits to a court of competent jurisdiction for judicial determination of the right thereto.

(c)	By forfeiting such benefits in accordance with procedures established by the Committee. If a Participant, Spouse, or Beneficiary is subsequently located, such benefits shall be restored (without adjustment) to the Participant, Spouse, or Beneficiary under the Plan.

(d)	By any equitable manner permitted by law under rules adopted by the Committee.

10.17 Recovery of Benefits

In the event a Participant, Spouse, or Beneficiary receives a benefit payment from the Plan that is in excess of the benefit payment that should have been made to such Participant, Spouse, or Beneficiary, or in the event a person other than a Participant, Spouse, or Beneficiary receives an erroneous payment from the Plan, the Committee shall have the right, on behalf of the Plan, to recover the amount of the excess or erroneous payment from the recipient. To the extent permitted under applicable law, the Committee may, at its option, deduct the amount of such excess or erroneous payment from any future benefits payable to the applicable Participant, Spouse, or Beneficiary.

10.18 Effect on Other Benefits

Except as otherwise specifically provided under the terms of any other employee benefit plan of the Company, a Participant’s participation in this Plan shall not affect the benefits provided under such other employee benefit plan.

10.19 Tax and Legal Effects

The Employers, the Committee, and their representatives and delegatees do not in any way guarantee the tax treatment of benefits for any Participant, Spouse, or Beneficiary, and the Employers, the Committee, and their representatives and delegatees do not in any way guarantee or assume any responsibility or liability for the legal, tax, or other implications or effects of the Plan. In the event of any legal, tax, or other change that may affect the Plan, the Company may, in its sole discretion, take any actions it deems necessary or desirable as a result of such change.

SECTION 11 THE COMMITTEE

11.1 Establishment of Committee

The Plan shall be administered by a Committee established by the Company, which as of the Effective Date shall be the Global Benefits Committee or any successor thereto.

11.2 Committee General Powers, Rights, and Duties

Except as otherwise specifically provided herein, and in addition to the powers, rights, and duties specifically given to the Committee elsewhere in the Plan or otherwise delegated to the Committee by the Company or the Compensation and Management Development Committee, the Committee shall have the following powers, rights, and duties, which shall be exercisable in the sole discretion of the Committee:

(a)	To adopt such rules, procedures, and regulations as in its opinion may be necessary for the proper and efficient administration of the Plan and as are consistent with the Plan and to change, alter, or amend such rules, procedures, and regulations;

(b)	To construe and interpret the provisions of the Plan and make factual determinations thereunder;

(c)	To determine all questions arising in the administration of the Plan, including the power to determine the rights or eligibility of Employees or Participants or any other persons, and the amounts of their benefits (if any) under the Plan, and to remedy ambiguities, inconsistencies, or omissions, and any such determination shall be binding on all parties;

(d)	To employ and suitably compensate such agents, attorneys, accountants, actuaries, recordkeepers, or other persons (who also may be employed by the Company) to render advice and perform other services as the Committee may deem necessary to carry out its powers, rights, and duties;

(e)	To the extent applicable, to direct payments or distributions in accordance with the provisions of the Plan;

(f)	To furnish the Employers with such information as may be required by them for tax or other purposes in connection with the Plan;

(g)	To communicate the Plan and its requirements to Participants;

(h)	To take such actions as the Committee may deem necessary or advisable to correct any errors in the operation of the Plan; and

(i)	To take such other actions as the Committee may deem necessary for the proper administration and operation of the Plan in accordance with its terms.

11.3 Interested Committee Member

No member of the Committee who is also an Employee of an Employer shall be excluded from participating in the Plan if otherwise eligible. If a member of the Committee (or one of its delegatees or designees) also is a Participant in the Plan, he may not decide or determine any matter or question concerning distributions of any kind to be made to him or her or the nature or mode of settlement of his benefits unless such decision or determination could be made by him or her under the Plan if he were not serving on the Committee.

11.4 Compensation and Expenses

Unless paid by an Employer, all reasonable costs, charges, and expenses incurred in the administration of this Plan, including expenses incurred by the Committee, compensation to an investment manager, and any compensation to agents, attorneys, actuaries, accountants, recordkeepers, and other persons performing services on behalf of this Plan or for the Committee, may be drawn from (a) Participants’ Accounts, in the form of a flat fee or a percentage of the value of each Account, (b) notional earnings or gains in each Investment Fund, or (c) an account maintained under a trust related to the Plan (if any).

11.5 Information Required by Committee

Each person entitled to benefits under the Plan must file with the Committee from time to time in writing such person’s mailing address and each change of mailing address. Any communication, statement, or notice addressed to any person at the last mailing address filed with the Committee will be binding upon such person for all purposes of the Plan. Each person entitled to benefits under the Plan also shall furnish the Committee with such documents, evidence, data, or information as the Committee considers necessary or desirable for the purposes of administering the Plan. The Employers shall furnish the Committee with such data and information as the Committee may deem necessary or desirable in order to administer the Plan. The records of the Employers as to an Employee’s or Participant’s period of employment or membership on the Board, termination of employment or membership and the reason therefor, leave of absence, reemployment, and Compensation will be conclusive on all persons unless determined to the Committee’s satisfaction to be incorrect.

11.6 Uniform Application of Rules

The Committee shall administer the Plan on a reasonable basis. Any rules, procedures, or regulations established by the Committee shall be applied uniformly to all persons similarly situated.

11.7 Review of Benefit Determinations

Claims for benefits under the Plan shall be administered in accordance with Section 503 of ERISA, the regulations thereunder, and such reasonable claims procedures as may be established by the Committee. The Plan shall provide adequate notice to any Participant, Spouse, Beneficiary, or other claimant whose claim for benefits under the Plan has been denied, setting forth the reasons for such denial, and shall afford such claimant a reasonable opportunity for a full and fair review. After exhaustion of the Plan’s claim procedures, any further legal action taken against the Plan or its fiduciaries by the Participant, Spouse, or Beneficiary (or other claimant) for benefits under the Plan must be filed in a court of law no later than 120 days after the Committee’s final decision regarding the claim. No action at law or in equity shall be brought to recover benefits under this Plan until the appeal rights herein provided have been exercised and the Plan benefits requested in such appeal have been denied in whole or in part. All decisions and communications to Participants, Spouses, Beneficiaries, or other persons regarding a claim for benefits under the Plan shall be held strictly confidential by the Participant, Spouse, or Beneficiary (or other claimant), and the Committee, the Employers, and their agents.

11.8 Committee’s Decision Final

Benefits under the Plan will be paid only if the Committee decides in its sole discretion that a Participant or Beneficiary (or other claimant) is entitled to them. Subject to applicable law, any interpretation of the provisions of the Plan and any decisions on any matter within the discretion of the Committee made by the Committee or its delegate in good faith shall be binding on all persons. A misstatement or other mistake of fact shall be corrected when it becomes known and the Committee shall make such adjustment on account thereof as it considers equitable and practicable.

SECTION 12 AMENDMENT AND TERMINATION

While the Company expects and intends to continue the Plan, the Company and the Committee reserve the right to amend the Plan at any time and for any reason, including the right to amend this Section 12 and the Plan termination rules herein; provided, however, that each Participant will be entitled to the amount credited to his Accounts immediately prior to such amendment . The Company’s power to amend the Plan includes (without limitation) the power to change the Plan provisions regarding eligibility, contributions, notional investments, vesting, and distribution forms, and timing of payments, including changes applicable to benefits accrued prior to the effective date of any such amendment; provided, however, that amendments to the Plan (other than amendments relating to Plan termination) shall not cause the Plan to provide for acceleration of distributions in violation of Section 409A of the Code and applicable regulations thereunder.

The Company and the Committee reserve the right to terminate the Plan at any time and for any reason; provided, however, that each Participant will be entitled to the amount credited to his Accounts immediately prior to such termination (but such Accounts shall not be adjusted for future notional income, losses, expenses, appreciation and depreciation).

In the event that the Plan is terminated pursuant to this Section 12, the balances in affected Participants’ Accounts shall be distributed at the time and in the manner set forth in Section 9. Notwithstanding the foregoing, the Company and the Committee reserve the right to make all such distributions within the second twelve-month period commencing with the date of termination of the Plan; provided, however, that no such distribution will be made during the first twelve-month period following such date of Plan termination other than those that would otherwise be payable under Section 9 absent the termination of the Plan.